SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated November 2, 2005

                           Commission File No. 1-14838

                                ________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                ________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated September 14, 2005 announcing that Rhodia is launching Eolys 3, a new generation of catalysts designed for the regeneration of diesel particulate filters, at the IAA International Motor Show; a press release dated September 30, 2005 announcing that Rhodia has obtained the formal agreement of the Korean authorities with regard to the Group's commitment to reducing greenhouse gas emissions at its Onsan site; a press release dated October 7, 2005 announcing a reorganization in the Finance Department; a press release dated October 7, 2005 announcing the finalization of two divestitures, a press release dated October 14, 2005 announcing that Rhodia has signed an agreement for the sale of its silicates manufacturing site in northern France and a press release dated October 20, 2005 announcing that Rhodia has obtained the formal agreement of the Brazilian authorities to reduce greenhouse gas emissions at its site.

   Incorporated by reference into Rhodia's Registration Statement on Form F-4
                              (Reg. No. 333-124810)

[RHODIA LOGO]

                                                                PRESS RELEASE

                     RHODIA, A CHEMICAL COMPANY AT THE HEART
                           OF THE AUTOMOTIVE INDUSTRY

              3rd generation Eolys consolidates Rhodia's leadership
                         in automotive pollution control


Paris, September 14, 2005 ----- Rhodia is taking advantage of the IAA International Motor Show organized in Frankfurt, Germany, from September 12 to 23, 2005 to launch Eolys 3, a new generation of catalysts specifically designed for the regeneration of diesel particulate filters. Representing a major technological advance, this new additive optimizes the performance of the particulate filters fitted to diesel vehicles, further strengthening the front-ranking positions enjoyed by the Rhodia Group in the area of automotive pollution control.

Eolys 3 provides users with a tangible economic benefit by completely eliminating the need for maintenance work. The use of nanotechnology also leads to a substantial reduction in the quantity of additive used and boosts the system's overall efficiency. Another major advantage is the fact that the new additive allows the filter to be completely regenerated at a lower temperature, thereby enhancing the system's durability. Rhodia's new additive therefore offers a solution to low-cost pollution control, one of the major challenges facing the automotive industry today.

First launched in 2000 with Eolys, the diesel particulate filter, which is now fitted to almost 1.5 million vehicles in Europe - representing an annual market of more than 6 million units -, eliminates more than 99% of the particles emitted by diesel engines.

In a context marked in 2005 by the debate over the introduction of more stringent European regulations governing the emission of diesel particles, the "Eolys 3 - Diesel Particulate Filter" system stands out as the safest and most effective technology currently available as far as durability, reliability and flexibility are concerned, capable of eliminating diesel soot emissions. Mainly thanks to the advantages offered by technology such as Eolys, greater interest is also beginning to be shown for the use of diesel engines in private vehicles in other countries such as the USA.


The automotive industry, a key market for the Group

The automotive industry is a key market for the Group, accounting for almost 10% of its annual net sales. Indeed, Rhodia commands front-ranking positions worldwide in several segments such as high performance silicas or polyamide-based engineering plastics.

Thanks to its know-how and expertise as a chemist, Rhodia can provide both economical and environmentally-friendly benefits to its customers, be they automotive industry suppliers or manufacturers. In the area of emission control and fuel efficiency, Rhodia recently launched OptalysTM, a new range of enhanced performance materials for catalytic converters fitted to petroleum-driven vehicles.

The use of highly dispersible silica in tires, a technology developed by Rhodia, leads to a 5% reduction in fuel consumption by lowering the tires' rolling resistance ("green tires").


                                                                         .../...

In the area of polyamide-based engineering plastics, the Technyl(R) range, a technology developed by Rhodia to replace metal components in the engine compartment and in bodywork, offers a solution to a key issue facing the automotive industry, the need to make vehicles lighter, thereby cutting overall fuel consumption.



--------------------------------------------------------------------------------
            This press release can be consulted at Rhodia's corporate
                             website: www.rhodia.com
--------------------------------------------------------------------------------


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of euro 5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Contacts

Press Relations
---------------
Lucia Dumas                33 -1 55 38 45 48
Anne-Laurence de Villepin  33 -1 55 38 40 25


Rhodia at the IAA Motor Show
----------------------------
Hall 6.1, booth A32
Stephane Champlong         06 74 59 87 13

[RHODIA LOGO]

                                                                PRESS RELEASE



              KYOTO PROTOCOL: RHODIA RECEIVES KOREAN AUTHORITHIES'
           AGREEMENT IN VIEW OF FORMALIZING ITS COMMITMENT TO REDUCING
                            GREENHOUSE GAS EMISSIONS


Paris, September 30, 2005 -- Rhodia has obtained the formal agreement of the Korean authorities with regard to the Group's commitment to reducing its greenhouse gas emissions on its Onsan site. This important project for Rhodia, initiated in South Korea within the scope of the Clean Development Mechanism
(CDM) initiative established by the Kyoto protocol, is part of the Group's commitments on Sustainable Development. In addition, this project has been approved by the French and Japanese authorities.

This agreement, which is an essential step of this project, allows Rhodia to file with the UN's Framework Convention on Climate Change (UNFCCC). The UNFCCC has the power to finally authorize the project and grant CDM certificates to Rhodia.



--------------------------------------------------------------------------------
                 Read this press release on Rhodia's website at:
                                 www.rhodia.com
--------------------------------------------------------------------------------


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. In 2004, Rhodia posted turnover of 5.3 billion euros and now employs 20,000 people worldwide. The Group is listed on the stock exchanges of Paris and New York.


Contacts

Press Relations
---------------
Lucia Dumas                +33 1 55 38 45 48
Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot              +33 1 55 38 43 08

[RHODIA LOGO]

                                                                   PRESS RELEASE







Paris, October 7, 2005 - Bruno Mouclier, Chief Financial Officer, has unfortunately been obliged to suspend his professional activities due to health reasons. Jean-Pierre Clamadieu, Chief Executive Officer will assume the supervision of the Finance Function until a new Chief Financial Officer has been appointed.








--------------------------------------------------------------------------------
This press release is available on Rhodia's corporate website at: www.rhodia.com
                                                                  --------------
--------------------------------------------------------------------------------




Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges




Contacts

Press Relations
---------------
Lucia Dumas                +33 1 55 38 45 48
Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations
------------------
James Palmer               +33 1 55 38 41 25
Nicolas Nerot              +33 1 55 38 43 08

[RHODIA LOGO]

                                                                   PRESS RELEASE


                        RHODIA COMPLETES TWO DIVESTITURES


Paris, October 7, 2005 ---- Rhodia today announced the finalization of two divestitures initiated during the second quarter 2005:

     o The sale of its European cartridge silicone sealants business to Henkel, following the agreement signed August 8 ;

     o The sale of its phosphates and sulfuric acid manufacturing businesses at its site in Rieme to Misa Inc., following the agreement signed September 2.

These divestments form part of the divestiture of non strategic activities being undertaken by the Group with a view to refocusing its business portfolio.


                                   *    *    *

o Finalization of the sale to Henkel of its European cartridge silicone sealants business

Following the announcement on August 8 of an agreement to sell its European cartridge silicone sealants business to Henkel, Rhodia today announced the sale has been completed. This business, which generated sales of more than 50 million euros in 2004, comprises the production and distribution in Europe of a wide range of silicone sealants sold in cartridge form for the construction and Do-It-Yourself (DIY) markets.

The Rhodia Group will continue, through its Silcea Enterprise, to develop and manufacture core intermediates as well as bulk silicone sealants and market them in Europe and the rest of the world.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10,592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in around 125 countries around the world trust in brands and technologies from Henkel.


o Finalization of the sale to Misa of its phosphates and sulfuric acid manufacturing businesses in Rieme

Following the announcement on September 2 of an agreement to sell its phosphates and sulfuric acid manufacturing businesses at its site in Rieme (Belgium) to Misa Inc., Rhodia today announced the sale has been completed.

This transaction marks a further step in Rhodia's withdrawal from the phosphates area.

Misa Inc. is an affiliate of Uganda based Madhvani International engaged in the development of projects in the industry, energy, agriculture and infrastructure sectors.

                                                                         .../...

--------------------------------------------------------------------------------
This press release is available on Rhodia's corporate website at: www.rhodia.com
                                                                  --------------
--------------------------------------------------------------------------------




Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges




Contacts

Press Relations
---------------
Lucia Dumas                +33 1 55 38 45 48
Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations
------------------
James Palmer               +33 1 55 38 41 25
Nicolas Nerot              +33 1 55 38 43 08

[RHODIA LOGO]

                                                                   PRESS RELEASE



              RHODIA SIGNS AGREEMENT FOR THE SALE OF ITS SILICATES
                    BUSINESS IN NOGENT-L'ARTAUD TO WOELLNER


Paris, October 14, 2005 -- Rhodia today announced the signing of an agreement for the sale of its silicates manufacturing site in Nogent-L'Artaud (Northern France) to the German company Woellner. This site produces silicates and metasilicates used in the detergence, construction and paper industries.

The Nogent-L'Artaud site employs 65 people and generated sales of approximately
(euro)20 million in 2004.

The transaction should be finalized in the coming weeks, pending approvals from the legal authorities.

This divestment, which offers new prospects for the site's future development, forms part of Rhodia's disposal of its non-strategic activities with a view to refocusing the Group's overall business portfolio.



--------------------------------------------------------------------------------
This press release is available on Rhodia's corporate website at: www.rhodia.com
                                                                  --------------
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Woellner Group is a German family business which is today still run by the family that founded it four generations ago. With approximately 420 employees, it generates annual sales of almost (euro)100 million. The three strategic divisions of the Woellner Group are silicates, specialized chemicals, inks and cosmetics. The company's headquarters are based in Ludwigshafen, with other sites in Germany and Austria.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges

Contacts
Press Relations
---------------
Lucia Dumas                +33 1 55 38 45 48
Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations
------------------
James Palmer               +33 1 55 38 41 25
Nicolas Nerot              +33 1 55 38 43 08

[RHODIA LOGO]

                                                                   PRESS RELEASE



             KYOTO PROTOCOL : RHODIA RECEIVES BRAZILIAN AUTHORITIES'
                AGREEMENT FORMALIZING ITS COMMITMENT TO REDUCING
                            GREENHOUSE GAS EMISSIONS



Paris, October 20, 2005 -- Rhodia has obtained the formal agreement of the Brazilian authorities with regard to the Group's commitment to reducing its greenhouse gas emissions on its Paulinia site. This agreement, developed within the scope of the Clean Development Mechanism (CDM) initiative established by the Kyoto protocol, follows the South Korean Authorities' approval obtained, September 30, 2005 on a similar project initiated in South Korea. This project is part of the Group's commitments on Sustainable Development.

This agreement, which is an essential step of the project, allows Rhodia to file with the UN's Framework Convention on Climate Change (UNFCCC). The UNFCCC has the power to finally authorize the project and grant CDM certificates to Rhodia.

The projects initiated in Korea and Brazil represent the two major operations developed by Rhodia in order to reduce its greenhouse gas emissions at a worldwide level, on the 2005-2010 period.



--------------------------------------------------------------------------------
                 Read this press release on Rhodia's website at:
                                 www.rhodia.com
                                 --------------
--------------------------------------------------------------------------------


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. In 2004, Rhodia posted turnover of 5.3 billion euros and now employs 20,000 people worldwide. The Group is listed on the stock exchanges of Paris and New York.


Contacts

Press Relations
---------------
Lucia Dumas                     +33 1 55 38 45 48
Anne-Laurence de Villepin       +33 1 55 38 40 25

Investor Relations
------------------
James Palmer                    +33 1 55 38 41 25
Nicolas Nerot                   +33 1 55 38 43 08

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 2, 2005                  RHODIA

                                        By:     /s/ Jean-Pierre Labroue
                                                -----------------------
                                        Name:   Jean-Pierre Labroue
                                        Title:  General Counsel